# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PERMIAN BASIN ROYALTY TRUST, CIK 0000319654
CUSIP: 714236106
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, 3838 OAK LAWN AVE., SUITE 1720, DALLAS, Texas (TX), 75219-4518
Date of event which requires filing of this statement: 07/28/2026
Filed by CIK 0001803391
Persons authorized to receive notices and communications: Eric L. Oliver, c/o SoftVest Advisors, LLC, 400 Pine Street, Suite 1010, Abilene, Texas (TX), 79601, (325) 677-6177

## Reporting persons
- SoftVest Advisors, LLC (CIK 0001803391): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: (1) Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 2026.
- SoftVest GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: (2) Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 2026. SoftVest GP I, LLC is the general partner of, and may be deemed to beneficially own securities owned by, SoftVest, L.P.
- SoftVest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: (3) Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 2026.
- Eric L. Oliver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class); the aggregate amount excludes certain shares
  Comment: (1) Excludes 17,000 Units of Beneficial Interest held by family members of and partnerships for the benefit of the family of Eric L. Oliver. Mr. Oliver disclaims beneficial ownership of any such Units of Beneficial Interest except to the extent of any pecuniary interest therein.
  
  (2) Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Units of Beneficial Interest
Name of issuer: PERMIAN BASIN ROYALTY TRUST
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, 3838 OAK LAWN AVE., SUITE 1720, DALLAS, Texas (TX), 75219-4518
Comment:
This Amendment No. 5 to the Schedule 13D of the Reporting Persons (this "Amendment No. 5") relates to the units of beneficial interest ("Units") of Permian Basin Royalty Trust (the "Trust") and amends the Schedule 13D filed on October 10, 2025, as amended on October 10, 2025, October 16, 2025, December 29, 2025 and May 17, 2026 (collectively, the "Original Schedule 13D" and together with this amendment, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 5 is being filed by the Reporting Persons to amend Item 4, Item 5, Item 6, and Item 7 as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Combination Agreement

On July 28, 2026, a combination agreement was entered into by PBT Land and Minerals, Inc. ("New PBT"), PBT Sub, Inc. (a wholly owned subsidiary of New PBT, "New PBT Sub"), PBT Land and Minerals OpCo, LLC ("OpCo"), Blackbeard Holdings, LLC ("Blackbeard Holdings"), Blackbeard Security Holdings, LLC ("Blackbeard Security"), and Greybeard Energy, LLC ("Greybeard Energy") (the "Combination Agreement"), pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, the parties will consummate a business combination (the "Business Combination") whereby New PBT would acquire (i) a majority of the assets and liabilities of the Trust and (ii) approximately 68,000 acres of surface estate and a 15% effective royalty interest associated with certain acreage and certain mineral interests owned directly or indirectly by Blackbeard Holdings. The Combination Agreement is attached as Exhibit 6 hereto and incorporated by reference herein.

New PBT is a wholly-owned subsidiary of SoftVest. SoftVest created New PBT to facilitate the Business Combination and certain other transactions related thereto; SoftVest will transfer full ownership of New PBT to the Trust before the Business Combination is completed.

Following the Business Combination, (i) former holders of Units ("Unitholders") will own approximately 59.3% of the outstanding Class A common stock, par value $0.0001 per share, of New PBT ("Class A Shares") and Class B common stock, par value $0.0001 per share, of New PBT ("Class B Shares" and, together with the Class A Shares, the "New PBT Common Stock"), (ii) Blackbeard Security and Greybeard Energy, together, will own approximately 40.7% of the outstanding New PBT Common Stock and (iii) New PBT will be the managing member of OpCo.

In connection with entrance into the Combination Agreement, New PBT filed a preliminary proxy statement/prospectus on Form S-4 with the SEC on July 28, 2026 in connection with the solicitation of proxies for use at the special meeting of Unitholders to consider and vote on an amendment to the Trust's Royalty Trust Indenture that would permit consummation of the Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Voting and Support Agreement

In connection with the execution of the Combination Agreement, on July 28, 2026, SoftVest entered into a voting and support agreement with Blackbeard Security (the "Voting and Support Agreement"), pursuant to which SoftVest agreed to vote all of its eligible Units in favor of approving the Combination Agreement, including any necessary meeting adjournments to secure additional proxies. Additionally, SoftVest will vote against any actions, unapproved asset transactions, or agreement breaches that could delay or impair the completion of the Business Combination. The Voting and Support Agreement is attached as Exhibit 7 hereto and incorporated by reference herein.

Prior to the termination of the Voting and Support Agreement, SoftVest agreed to use its reasonable best efforts to convene a meeting of the Unitholders for the purpose of obtaining the approval of an amendment to the Permian Basin Royalty Trust Indenture to effect the Business Combination pursuant to the Combination Agreement and related transaction documents as promptly as reasonably practicable following the clearance of the proxy statement/prospectus by the SEC and the declaration of effectiveness of the registration statement on Form S-4.

In addition, SoftVest also agreed to certain restrictions on the transfer of its Units, including agreeing not to (without the prior written consent of Blackbeard Security) take any of the following actions, subject to certain exceptions for "permitted transfers": (i) entering into a voting trust or enter another agreement or arrangement with respect to any such securities or grant any proxy or power of attorney with respect thereto; (ii) selling, assigning, transferring, encumbering, otherwise disposing of any Units held by SoftVest; or (iii) entering into any contract, option or other arrangement, understanding or undertaking with respect to the direct or indirect sale, assignment, transfer (including by operation of law) or other disposition of or transfer of any interest in or the voting of such securities.

Prior to the termination of the Voting and Support Agreement, SoftVest agreed not to, and to direct its controlled affiliates and its representatives not to, directly or indirectly: (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of any PBT Competing Proposal (as defined in the Voting and Support Agreement) or the making of any proposal that could reasonably be expected to lead to a PBT Competing Proposal; (ii) participate in discussions or negotiations with, furnish non-public information relating to the Trust to any person in connection with a PBT Competing Proposal to any person (other than the parties to the Combination Agreement and their respective affiliates and representatives) that SoftVest knows, or would reasonably be expected to know, is actively evaluating, seeking to make, or has made, a PBT Competing Proposal; (iii) enter into or approve any agreement, letter of intent, agreement in principle, acquisition agreement or other agreement relating to a PBT Competing Proposal; or (iv) approve, authorize, resolve, propose or agree to do any of the foregoing.

The Voting and Support Agreement will automatically terminate upon the earliest to occur of (i) the consummation of the transactions contemplated by the Combination Agreement, (ii) the termination of the Combination Agreement in accordance with its terms, or (iii) the mutual written agreement of the parties to the Voting and Support Agreement.

As a result of Softvest's entrance into the Voting and Support Agreement, Blackbeard Security (which currently does not beneficially own any Units) and the Reporting Persons may be deemed to have formed a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Act. The Reporting Persons disclaim membership in any such group and the disclosure of the Voting and Support Agreement herein shall not be construed as an admission that the Reporting Persons and Blackbeard Security constitute a "group". Blackbeard Security has no financial interest in, and no voting or dispositive power over, any Units held by the Reporting Persons.

Commitment and Backstop Agreement

In connection with the execution of the Combination Agreement, on July 28, 2026, SoftVest entered into a commitment and backstop agreement with Blackbeard Security, Greybeard Energy and Horizon Kinetics Asset Management LLC ("Horizon Kinetics") (the "Commitment and Backstop Agreement"), pursuant to which SoftVest and Horizon Kinetics as the "Backstop Purchasers" agreed (i) to exercise in full their non-transferable subscription rights to purchase for cash Class A Shares ("Subscription Rights"), including their over-subscription rights (the "Over-Subscription Rights"), and (ii) if any Subscription Rights granted to other Unitholders remain unexercised upon the expiration of the rights offering pursuant to which the Unitholders were offered the right to subscribe for additional Class A Shares on a pro rata basis (the "Rights Offering") after accounting for all Over-Subscription Rights exercised, the Backstop Purchasers committed jointly and severally to purchase, at a cash subscription price equal to the Rights Offering per share subscription price, in a private placement exempt from the registration requirements under the Act and separate from the Rights Offering, up to $71.16 million in Class A Shares not subscribed for by such other Unitholders. Specifically, each Backstop Purchaser will purchase an equal portion (50% each) of the unsubscribed Class A Shares upon the expiration of the Rights Offering (the "Backstop Commitment"). The Commitment and Backstop Agreement is attached as Exhibit 8 hereto and incorporated by reference herein.

As a result of Softvest's entrance into the Commitment and Backstop Agreement, Horizon Kinetics (which currently beneficially owns 6,837,532 Units), Blackbeard Security (which currently does not beneficially own any Units), Greybeard Energy (which currently does not beneficially own any Units) and the Reporting Persons may be deemed to have formed a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Act. The Reporting Persons disclaim membership in such group and the disclosure of the Commitment and Backstop Agreement herein shall not be construed as an admission that the Reporting Persons, Horizon Kinetics, Blackbeard Security and Greybeard Energy constitute a "group". The Reporting Persons have no financial interest in, and no voting or dispositive power over, any Units held by Horizon Kinetics. Accordingly, the Reporting Persons expressly disclaim beneficial ownership of any Units owned, or deemed to be beneficially owned, by Horizon Kinetics.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

(6) Combination Agreement.
(7) Voting and Support Agreement
(8) Commitment and Backstop Agreement

## Signatures
- SoftVest Advisors, LLC: /s/ Eric L. Oliver, Eric Oliver/President and Managing Member (07/29/2026)
- SoftVest GP I, LLC: /s/ Eric L. Oliver, Eric L. Oliver/President and Managing Member (07/29/2026)
- SoftVest, L.P.: /s/ Eric L. Oliver, Eric L. Oliver/President and Managing Member (07/29/2026)
- Eric L. Oliver: /s/ Eric L. Oliver, Eric L. Oliver (07/29/2026)